UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2023.
Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.
207 Queens Quay West, Suite 590
Toronto, ON M5J 1A7
(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐

EXPLANATORY NOTE

Li-Cycle Holdings Corp. (the “Company”) is filing this Form 6-K/A to include the Company’s Condensed Consolidated Interim Financial Statements as of and for the Three and Nine Months ended September 30, 2023 and 2022 as Exhibit 99.3, which was previously incorrectly labeled in the Form 6-K originally filed with the Securities and Exchange Commission on November 13, 2023 (the “Original 6-K”). The Company is also including all exhibits from the Original 6-K for completeness.

INCORPORATION BY REFERENCE

Exhibits 99.3 and 99.4 to this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-261568), Form F-3 (File No. 333-267419) and Form F-3 (File No. 333-274084) of Li-Cycle Holdings Corp. (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBIT INDEX
The following exhibits are furnished as part of this Current Report on Form 6-K.

Exhibit Number	Exhibit Description

99.1	Press Release, dated November 13, 2023 – Li-Cycle Engages Moelis to Evaluate Financing and Strategic Alternatives.
99.2	Press Release, dated November 13, 2023 - Li-Cycle Reports Third Quarter 2023 Operational Results.
99.3	Condensed Consolidated Interim Financial Statements as of and for the Three and Nine Months ended September 30, 2023 and 2022.
99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended September 30, 2023 and 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer

Date: November 14, 2023